UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2015

Commission File No.: 333-159793-01

TELESAT HOLDINGS INC.

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Potential Strategic Transaction

On March 13, 2015, Loral Space & Communications Inc. (in the text quoted below referred to variously as “Loral”, “we” and “our”) announced the following:

“With regard to the previously disclosed 2014 strategic process, after further discussions between Loral Space & Communications Inc. ("Loral") and the high bidder in that process, we and the high bidder have been unable to overcome the gap posed primarily by the currency exchange fluctuations, and the discussions have now concluded. In an effort to continue to maximize shareholder value, we are exploring, together with Public Sector Pension Investment Board, our Canadian co-owner of Telesat, other potential strategic initiatives, including paying a dividend to Telesat shareholders, of which we would use our portion to pay a dividend to Loral stockholders, as well as a combination of Telesat and Loral into a new public company. There can be no assurance as to whether, when or on what terms any of these strategic initiatives or other strategic transaction involving Telesat or Loral may occur, or that any particular economic, tax, structural or other objectives or benefits with respect to any initiative or transaction involving Telesat or Loral’s interest therein will be achieved.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.

Date: March 13, 2015	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary

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